MAIL STOP 3561
								January 20, 2006

Mr. Jianquan Li
Las Vegas Resorts Corporation
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People`s Republic of China

RE: 	Las Vegas Resorts Corporation
	Registration Statement on Form SB-2
	File Number: 333-130473
      Filed: December 19, 2005

Dear Mr. Li:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise any language that is promotional in nature throughout the prospectus. Such promotional tone is inappropriate for a disclosure document. For example, we note your use of "leading
Chinese exporters of medical dressings," and "state of the art," "experienced management has strong capabilities in leadership and execution" and etc.

2. We note that on September 12, 2005, you affected a one-for-
fifteen
hundred reverse stock split.  Please explain the business purpose of
the reverse stock split and clarify how the registrant`s
44,636,371
outstanding shares were arrived.

3. Please disclose your address and telephone number in the U.S.

4. Please indicate whether you plan to change your name.

Cover Page of the Prospectus

5. Please clarify the market information hereon. There do not appear to have been any actual transactions in the shares; the reference to
"sales price" should be "quote" or "bid price". In addition, the last quote on January 20th was $5.50. Please update.

6. Please remove the information on page ii. The statement that the information is current only as of its date . . .is not understood. Material changes to the information in the prospectus are required to be updated and distributed in accordance with the undertaking required pursuant to Item 28 of Part II of the registration statement.

Table of Contents

7. Correct the page references.

Risk Factors, page 4

8. The disclosure in the first risk factor on page 8 is somewhat circular. In the first two sentences, you state that high rates of inflation have been experienced during the last ten years. Then in the fourth sentence, you state that inflation has been more moderate since 1995 (e.g. - the last ten years). Please revise.

9. Please do not bundle risks. Separately discuss only material risks listed in the discussion in the first two risk factors.

10. Risk factor 12 is a generic risk common to all or most businesses and should be deleted.

11. The 20th risk factor is duplicative.  Please delete.

12. The 21st risk factor is not peculiar to the registrant or medical products companies in general. Please delete.

13. Please state the negative consequences of the risk in risk factor
25.


Dividend Policy, page 11

14. Qualify this disclosure for the pending dividend declared in August, 2005 and for the various stock dividends(splits).

Market for Our Common Stock, page 11

15. The first sentence should replace "traded" with "quoted" as no transactions appear to have occurred in the shares to date.
Please
include all of the disclosure required by Item 201(a)(ii).

16. We do not understand the reference to the National Quotation
Bureau Inc.  Please clarify.

17. It is unclear whether all of the stock price information presented has been retroactively adjusted for the 1-1,500 reverse stock split on 10/26/05. Please clarify. If true, indicate under this caption that all price quotations have been adjusted for the stock splits.

Management`s Discussion and Analysis and Plan of Operation, page
11

18. Please describe the material terms of the Share Exchange
Agreement and plan of reorganization.

19. Please disclose in detail when and how the merger deal was put together and any form of compensation or finders fee paid by either
Winner or LVRC.

20. We note your discussion over the growing concern over protecting the environment. Please explain how this trend affects your business.

21. We bring your attention to the paragraph beginning, "[a]nother trend in our industry is the use by customers of buying groups."
Please consider whether you should disclose this as a material risk factor.

22. Please delete the reference on page 13 to the fiscal years ended
September 30, 2005 and 2004 being audited. Note that this reference could be incorrectly interpreted to mean that Management`s
Discussion
and Analysis has been audited.

23. Please provide the basis for the statement, "[w]e believe that sales will continue to increase in Europe and America over the next several years." Further, please explain how you plan to promotes sales, enhance your marketing strategies and improving product quality of your products in these two regions.

24. Please explain the reason for the drastic decrease in environmental laws compliance costs.

25. Please explain all the contractual obligations, including the material terms of each factory lease agreements, in detail.

26. We suggest that the chronological order of the tables on pages
14
and 15 be reversed to conform with the financial statements and other tabular disclosure in the prospectus.

27. Please discuss the significant increase in foreign currency translation expense during the 2005 fiscal year.

Business, page 20

28. Please discuss all of your products in greater detail.

29. Please list the subsidiaries of the registrant in the forepart of this section.

30. You state that your efforts to participate in the home health care market for medication protection products have been relatively successful so far. Please explain your participation in the home health care market and the basis that it has been relatively successful. Please also provide the basis for the statement, "[w]e expect growth in high value added products will increase our profitability with a corresponding increase in enterprise value." Otherwise, please delete.

31. Please describe in greater detail the distribution methods of your products.

32. Please describe the status of your new products of nonwoven cotton spunlace products, self-adhesive bandages, and elastic bandages.

33. Please provide the patent number for your currently issued patent, the patent application numbers for your patent applications, and a description of the patent.

34. Please provide the basis for the statement, "[w]ith this new technology, we can produce green nonwoven medical dressings at a lower cost." Further, please explain the new technology and "nonwoven medical dressings."

35. Some of your products are regulated as medical products by agencies such as the FDA. Please discuss which of your products need
FDA approval for sale in the U.S. and whether you have received that approval. Please also address this issue with your products in the
EU and the Japan markets.

36. Please provide an estimate of the amount spent during each of the last two fiscal years on research and development activities.
See
Item 101(b)(10) of Regulation S-B.

37. We bring your attention to the statement on page 28, "[w]e contributed $1,466 and $604 to this scheme in the fiscal year 2005 and 2004, respectively." Please verify the accuracy of the numbers.

Our Facilities, page 29

38. Disclose the location of the principal plants and other property and describe the condition of the property. If you have to pay a mortgage or a fee to use the lands, please disclose the fees.

39. Describe in greater detail the construction of a new manufacturing facility in Chongyang County. Please disclose the status of the construction and how the construction is financed.
Please revise the Management`s Discussion and Analysis section as appropriate.

40. You state that in a few cases, the lessors have not been able to provide copies of documentation evidencing their rights to use the property leased to you. Please discuss any related risks.

41. Please provide an update on the liquidation process of Chongyang
Wenqiang subsidiary and revise the Management`s Discussion and Analysis section as appropriate.

Management, page 30

42. We note the reference that Timothy Halter serves as a director until the 10th day following the mailing of an information statement.
Our record shows that an information statement was mailed on or about
December 19, 2005.  Please update the disclosure throughout.

43. Please update footnotes (1) and (3) and correct the duplication of number (3).

Executive Compensation, page 32

44. On page 34, you disclose your intention to pay a dividend of $1.873 million to your officers/principal stockholders. This should also be discussed in the executive compensation section on page
32.

Certain Relationships and Related Transactions, page 33
45. For each of the transactions where equity interests were given, please disclose the value of the shares issued and describe how the shares were valued.
46. When do you plan to pay the dividends declared in August 2005. Breakdown the dollar amount for each person.
47. Please clarify that this disclosure includes the required transactions for both predecessor companies and all subsidiaries of those companies.
48. Clarify Timothy Halter`s affiliation with Halter Financial Investments; ie., principal shareholder, executive officer, etc.
49. Consideration to Mr. Li, if any, for the license agreement should be disclosed.

Selling Stockholders, page 35

50. Please identify the stockholders who are your affiliates or employees or suppliers of yours or your affiliates. See Item 507 of
Regulation S-B.

51. Please disclose the control person(s) of Torch Import & Export Co., LTD and Pinnacle China Fund.

Security Ownership of Certain Beneficial Owners, page 37

52. Addresses of all beneficial owners are required.

53. Pinnacle China Fund LLP owns 9.5% of the outstanding shares and should be include in the table.

Plan of Distribution, page 40

54. Regarding the reference to "donees, pledgees, transferees or other successors-in-interest", please note that all persons using this prospectus must be named as selling shareholders and all disclosure pursuant to Item 507 of Regulation S-B must be included in the prospectus. This may be accomplished in an effective registration statement by means of a prospectus supplement filed under Rule 424(b) of Regulation C.

55. Estimate and state the dollar amount of costs and fees to be paid by the company on behalf of the selling security holders.

Financial Statements, page F-1

56. We note that only the financial statements for Winner Group Limited are included in the registration statement. Since the reverse acquisition had not been consummated as of the balance sheet date, the registration statement should also include the financial statements of Las Vegas Resorts Corporation as the primary registrant, as required by Item 310 of Regulation S-B.

57. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Item 310(g) of Regulation S-B. Note that when the financial statements are updated to include periods subsequent to the merger date, the financial statements of Winner Group Limited should be retroactively restated to combine the historical results of operations for Winner
Group Limited with the capital structure of Las Vegas Resorts Corporation, and at that point the standalone financial statements of
Las Vegas Resorts Corporation would no longer need to be included in the filing.

Note 2 - Summary of Significant Accounting Policies, page F-6

58. Please expand your disclosures regarding revenue recognition to address each of the four primary criteria in Staff Accounting Bulletin No. 104 as they relate to your business. In addition, please expand your disclosures to address revenue recognition with respect to distributor sales. Revise your disclosures regarding revenue recognition in critical accounting policies on page 19 to describe the significant estimates and assumptions made by management. Refer to Section V of Release 33-8350, which is available at: http://www.sec.gov/rules/interp/33-8350.htm, and revise your disclosures accordingly.

59. We note your disclosure on page 5 that sales to a Japanese distributor account for approximately 25% of your total revenue. Please tell us whether revenue is recognized upon shipment to this customer, and if so, why you believe that revenue recognition upon shipment is appropriate, to the extent that any product return rights exist. As applicable, please address each of the specific criteria in paragraphs 6 and 8 of FAS 48 in your response.

60. Please tell us whether you have entered into volume purchasing agreements with the major customer described on page 5. If so, please file the agreements as material contract exhibits in accordance with Item 601 of Regulation S-B, or tell us why you believe that the agreements are not required to be filed.

61. We note your disclosure regarding derivative financial instruments on pages F-7 and F-13. Revise the financial statements to provide all of the disclosures required by paragraphs 44-45 of FAS
133, or tell us why you believe that no revisions are required.

Note 5 - Credit Facilities and Pledged Assets, page F-9

62. Please expand your disclosure regarding bank loans to separately disclose the material terms of each outstanding obligation. Based on your disclosure on page 18, it would appear that some of the debt obligations are in default at September 30, 2005. If this is the case, disclose the consequences of the defaults and how you intend to resolve them with the lenders.

Subsequent Events

63. We note your disclosure on page 18 regarding the private placement of $9.6 million in December 2005. Please file the investment agreement(s) as material contract exhibits in accordance with Item 601 of Regulation S-B. Disclose the material terms of the financing agreement(s) in the financial statements for periods subsequent to the closing of the transaction, including the material terms of any related registration rights agreements.

Part II

Recent Sales of Unregistered Securities

64. If true, please make the representation that there was no general solicitation or advertising for the Regulation D private offerings.

Signatures

65. Please include the signatures required by Form SB-2.
Specifically, one of the officers must act and sign in the capacity of the principal accounting officer and chief financial officer.

Form 10-KSB for the year ended July 31, 2005 and Form 10-QSB for the quarter ended October 31, 2005

66. We note your disclosure that your management "concluded that the
Company`s disclosure controls and procedures are effective." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and that the Company`s disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. See Exchange Act Rule 13a-15(e).


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar at (202) 551-3387 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna
Peng at (202) 551-3391 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	Louis A. Bevilacqua, Esq.
	Joseph R. Tiano
	Fax (202) 654-1804 & (202) 508-4321

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Mr. Jianquan Li
Las Vegas Resorts Corporation
Page 1
03/08/2006